SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

ANDINA ACQUISITION CORPORATION
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G0440W 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0440W 100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John C. Novogrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 506,000 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 506,000 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G0440W 100	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 506,000 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 506,000 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G0440W 100	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Andina Acquisition Corporation

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

Carrera 10 No. 28-49 Torre A. Oficina 20-05

Item 2(a).	Name of Persons Filing:

John C. Novogrod and Richard M. Weil

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Mr. Novogrod is 1177 Avenue of the Americas, New York, New York 10036. The business address of Mr. Weil is 750 Lexington Avenue, New York, NY 10022.

Item 2(c).	Citizenship:

Messrs. Novogrod and Weil are United States citizens.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $.0001 per share

Item 2(e).	CUSIP Number:

G0440W 100

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. G0440W 100	13G	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount beneficially owned:

Each of Messrs. Novogrod and Weil beneficially own 506,000 ordinary shares, of which:

(i)	253,000 shares are held by Child’s Trust f/b/o Francesca Weil u/a dated March 4, 2010, and;
(ii)	253,000 shares are held by Child’s Trust f/b/o Alexander Weil u/a dated March 4, 2010.

Messrs. Novogrod and Weil are the trustees for each trust and share voting and dispositive power with respect to the shares held by such trusts.

(b)	Percent of Class:

9.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0 ordinary shares

(ii)	Shared power to vote or to direct the vote:

506,000 ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

0 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of:
506,000 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G0440W 100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2013

/s/ John C. Novogrod
John C. Novogrod

/s/ Richard M. Weil
Richard M. Weil